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EXHIBIT (12)
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES            Sprint Corporation

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                                                                 2001         2000        1999         1998        1997
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                                                                                         (millions)
Earnings
  Income (loss) from continuing operations before income taxes  $(2,026)     $ (702)     $(1,072)     $1,039      $1,748
  Capitalized interest                                             (174)       (175)        (151)       (167)        (93)
  Equity in losses of less than 50% owned entities                  175         256           80          42         680
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Subtotal                                                         (2,025)       (621)      (1,143)        914       2,335
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Fixed charges
  Interest charges                                                1,355       1,165        1,011         885         277
  Interest factor of operating rents                                397         348          311         275         135
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Total fixed charges                                               1,752       1,513        1,322       1,160         412
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Earnings, as adjusted                                           $  (273)     $  892      $   179      $2,074      $2,747
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Ratio of earnings to fixed charges                                   --/(1)/     --/(2)/      --/(3)/   1.79/(4)/   6.67/(5)/
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/(1)/ Earnings, as adjusted, were inadequate to cover fixed charges by $2.0 billion in 2001. Earnings, as adjusted, includes one-time items. These items include a litigation charge of $24 million for the global markets division, a restructuring and asset impairment charge of $1,814 million representing the termination of Sprint ION, as well as additional steps to reduce overall operating costs, a write-down of an equity method investment of $157 million, a gain on investment activities of $14 million, and a loss on the sale of an investment of $25 million.
      Additionally, Sprint modified certain retirement plan benefits resulting in a curtailment gain of $120 million. Excluding these items, earnings, as adjusted would have been inadequate to cover fixed charges by $139 million.

/(2)/ Earnings, as adjusted, were inadequate to cover fixed charges by $621 million in 2000. Earnings, as adjusted, includes one-time items. These items include an asset impairment charge of $238 million representing the write-down of the global markets division's Paranet operations, $187 million for costs associated with the terminated WorldCom merger, $122 million for the write-downs of certain equity investments, net gains of $71 million from the sale of an independent directory publishing operation and from investment activities, and a $28 million gain from the sale of customers and network infrastructure to a PCS third party affiliate. Excluding these items, earnings, as adjusted, would have been inadequate to cover fixed charges by $173 million.

/(3)/ Earnings, as adjusted, were inadequate to cover fixed charges by $1.1 billion in 1999. Earnings, as adjusted, includes a net one-time gain of $54 million from investment activities. Excluding this gain, earnings, as adjusted, would have been inadequate to cover fixed charges by $1.2 billion.

/(4)/ Earnings, as adjusted, includes one-time net gains of $104 million mainly relating to sales of local exchanges and a one-time charge to write off $179 million of acquired in-process research and development costs related to the PCS Restructuring. Excluding these items, the ratio of earnings to fixed charges would have been 1.85 for 1998.

/(5)/ Earnings, as adjusted, includes one-time items. These items include a litigation charge of $20 million and gains of $71 million mainly from sales of local exchanges and certain investments. Excluding these items, the ratio of earnings to fixed charges would have been 6.54 for 1997.

Note: The ratios were computed by dividing fixed charges into the sum of earnings (after certain adjustments) and fixed charges. Earnings include income from continuing operations before taxes, plus equity in the net losses of less-than-50% owned entities, less capitalized interest. Fixed charges include interest on all debt of continuing operations, including amortization of debt issuance costs, and the interest component of operating rents.